Mark Anthony Concrete Inc.

Balance Sheet
As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking-0989	188,433.60
Checking-1417	36.00
Total Bank Accounts	**$188,469.60**
Accounts Receivable	
Accounts Receivable (A/R)	111,381.50
Total Accounts Receivable	**$111,381.50**
Other Current Assets	
Inventory	158,967.46
Undeposited Funds	0.00
Total Other Current Assets	**$158,967.46**
Total Current Assets	**$458,818.56**
Fixed Assets	
Accumulated Depreciation	-190,605.00
Computers	3,374.96
Machinery and Equipment	137,754.06
Vehicles	373,024.62
Total Fixed Assets	**$323,548.64**
Other Assets	
Accumulated Amortization	-3,356.00
Loan Origination Fees	13,563.00
Start-Up Costs	22,147.40
Total Other Assets	**$32,354.40**
TOTAL ASSETS	**$814,721.60**

Mark Anthony Concrete Inc.

Balance Sheet
As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
KeyBank CC	22,686.12
Total Credit Cards	**$22,686.12**
Other Current Liabilities	
Blue Vine	49,111.00
Fora Financial	91,147.99
LOC-Key Bank	9,945.00
Pay Pal Note	70,440.13
Total Other Current Liabilities	**$220,644.12**
Total Current Liabilities	**$243,330.24**
Long-Term Liabilities	
Caterpillar Financing	59,927.55
N/P - 2018 Nissan Titan	27,765.61
N/P - Chevy Tool Truck-$955.42	0.00
N/P - Dump Truck-$805.07	0.00
N/P - Norstar Dump Trailer	14,960.15
N/P-2017 Nissan Titan $416.45	20,173.89
N/P-Bridgeway Capital	484,304.40
N/P-Sheffield Super Line Trailer	5,835.99
Total Long-Term Liabilities	**$612,967.59**
Total Liabilities	**$856,297.83**
Equity	
Owner's Investment	259,236.57
Owner's Pay & Personal Expenses	-204,212.55
Retained Earnings	-43,260.38
Net Income	-53,339.87
Total Equity	**$ -41,576.23**
TOTAL LIABILITIES AND EQUITY	**$814,721.60**

Mark Anthony Concrete Inc.

Profit and Loss

January - December 2019

	TOTAL
Income	
Sales	1,520,035.89
Total Income	**$1,520,035.89**
Cost of Goods Sold	
Contractors	91,356.95
Job Supplies	128,196.81
Ready mix concrete	274,522.77
Total Cost of Goods Sold	**$494,076.53**
GROSS PROFIT	**$1,025,959.36**
Expenses	
Advertising & Marketing	8,099.98
Bank Charges & Fees	1,591.54
Car & Truck	3,512.88
Auto - Gas	17,839.95
Automobile Insurance	12,074.32
Vehicle Leases	9,547.88
Total Car & Truck	**42,975.03**
Employee Benefits	4,900.00
Equipment Rental	26,275.45
Insurance	12,094.79
Health Insurance	94,970.15
Total Insurance	**107,064.94**
Interest Paid	50,540.23
Legal & Professional Services	4,709.61
Meals & Entertainment	3,766.68
Office Supplies & Software	5,142.74
Other Business Expenses	1,154.75
Payroll Expense	0.00
Gross Wages	516,721.94
Officer Salary	100,750.00
Payroll Processing Fees	2,622.83
Payroll Taxes	52,881.51
Total Payroll Expense	**672,976.28**
Rent & Lease	17,208.00
Telephone	5,976.90
Utilities	1,173.10
Total Expenses	**$953,555.23**
NET OPERATING INCOME	**$72,404.13**
Other Expenses	
Amortization Expense	2,003.00
Depreciation Expense	123,741.00
Total Other Expenses	**$125,744.00**
NET OTHER INCOME	**$ -125,744.00**
NET INCOME	**$ -53,339.87**

Mark Anthony Concrete Inc.

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-53,339.87
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	12,793.69
Inventory	-158,967.46
Accumulated Depreciation	123,741.00
Accumulated Amortization	2,003.00
KeyBank CC	18,635.16
Blue Vine	49,111.00
Fora Financial	91,147.99
LOC-Key Bank	-55.00
Pay Pal Note	70,440.13
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**208,849.51**
Net cash provided by operating activities	**$155,509.64**
INVESTING ACTIVITIES	
Machinery and Equipment	-69,773.15
Vehicles	-170,280.66
Loan Origination Fees	-13,563.00
Net cash provided by investing activities	**$ -253,616.81**
FINANCING ACTIVITIES	
Caterpillar Financing	59,927.55
N/P - 2018 Nissan Titan	-5,375.47
N/P - Chevy Tool Truck-$955.42	-44,524.49
N/P - Dump Truck-$805.07	-40,137.33
N/P - Norstar Dump Trailer	14,960.15
N/P-2017 Nissan Titan $416.45	-2,853.21
N/P-Bridgeway Capital	484,304.40
N/P-Private Investor $50K (deleted)	-47,750.02
N/P-Sheffield Super Line Trailer	-1,525.39
Note Payable-Private Investor (deleted)	-137,745.19
Owner's Investment	186,553.84
Owner's Pay & Personal Expenses	-203,446.41
Retained Earnings	-766.14
Net cash provided by financing activities	**$261,622.29**
NET CASH INCREASE FOR PERIOD	**$163,515.12**
Cash at beginning of period	24,954.48
CASH AT END OF PERIOD	**$188,469.60**